UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Atwood Oceanics, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

050095108

(CUSIP Number)

Cara M. Hair

Vice President,

Corporate Services and

Chief Legal Officer

Helmerich & Payne, Inc.

1437 South Boulder Avenue, Suite 1400

Tulsa, Oklahoma 74119

(918) 742-5531

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050095108

1.	Names of Reporting Persons Helmerich & Payne, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 050095108

1.	Names of Reporting Persons Helmerich & Payne International Drilling Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This statement constitutes Amendment No. 9 (this “Amendment”) and amends Amendment No. 8, dated June 27, 2013, Amendment No. 7, dated June 13, 2013, Amendment No. 6, dated May 28, 2013, and Amendment No. 5, dated October 19, 2004, which amended the Schedule 13D filed July 21, 2004, relating to the shares of Common Stock, par value $1.00 per share (the “Shares”), issued by Atwood Oceanics, Inc., a Texas corporation (the “Issuer”), which amended and restated, in its entirety, the Schedule 13D dated July 7, 1977 (as later amended by amendments dated August 31, 1977, September 23, 1977 and March 13, 1980).  Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed on July 21, 2004 as amended by Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto (as so amended, the “Schedule 13D”). Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule 13D.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1.                   Security and Issuer

No change, except the principal executive offices of the Issuer are located at 15011 Katy Freeway, Suite 800, Houston, Texas 77094.

Item 2.                   Identity and Background

No change, except certain information pertaining to each executive officer and director of (i) H&P is set forth in Annex A hereto and incorporated by reference into this Item 2 and (ii) H&P Drilling is set forth in Annex B hereto and incorporated by reference into this Item 2 (collectively, the “Covered Persons”).

Item 3.                   Source and Amount of Funds or Other Consideration

No change, except the information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.                   Purpose of Transaction

No change, except that on October 6, 2017, pursuant to the Agreement and Plan of Merger, dated as of May 29, 2017 (the “Merger Agreement”), by and among the Issuer, Ensco plc, a public limited company organized under the laws of England and Wales (“Ensco”), and Echo Merger Sub LLC, a Texas limited liability company (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing to survive as a wholly owned subsidiary of Ensco.  In connection with the Merger, each outstanding Share was converted into the right to receive 1.60 Ensco Class A ordinary shares, nominal value $0.10 per share.  As a result of the Merger, the Reporting Persons and the Covered Persons no longer are deemed to beneficially own any Shares.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is on file with the Securities and Exchange Commission as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 30, 2017.

Item 5.                   Interest in Securities of the Issuer

No change, except as follows:

(a) and (b).   As of October 6, 2017, the Reporting Persons and the Covered Persons no longer are deemed to beneficially own any Shares.

(c). Other than the disposition of Shares described above in Item 4, to the knowledge of the Reporting Persons, no transactions in the Shares have been effected during the past 60 days by any person named in Item 5(a).

(d). To the knowledge of the Reporting Persons, no one other than the Reporting Persons or the Covered Persons, as the case may be, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the disposition of, the Shares.

(e). On October 6, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change, except the information provided in Item 4 above is incorporated by reference into this Item 6.

Item 7.                   Material to be Filed as Exhibits

No change.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2017

Helmerich & Payne, Inc.

By:	/s/ Cara M. Hair
	Name:	Cara M. Hair
	Title:	Vice President, Corporate Services and Chief Legal Officer

Helmerich & Payne International Drilling Co.

By:	/s/ Cara M. Hair
	Name:	Cara M. Hair
	Title:	Vice President

Annex A

Information Concerning the Directors and Executive Officers

of Helmerich & Payne, Inc.

Set forth below are the name, current business address, and the present principal occupation or employment of each director and executive officer of Helmerich & Payne, Inc. (“H&P”).   Each such person is a citizen of the United States.

Name and Current Business or Residence Address	Present Principal Occupation or Employment
John W. Lindsay Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Director, President and Chief Executive Officer of H&P; Director and President of H&P Drilling
Juan Pablo Tardio Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President and Chief Financial Officer of H&P; Director, Vice President and Treasurer of H&P Drilling
Gordon K. Helm Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President and Controller of H&P
Cara M. Hair Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, Corporate Services and Chief Legal Officer of H&P; Director and Vice President of H&P Drilling
Robert L. Stauder Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Senior Vice President and Chief Engineer of H&P Drilling
Wade W. Clark Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President U.S. Land of H&P Drilling
Michael Lennox Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President U.S. Land of H&P Drilling
John R. Bell Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, International and Offshore Operations, of H&P Drilling
Hans Helmerich Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Chairman of the Board of H&P

Kevin G. Cramton HCI Equity Partners 1730 Pennsylvania Avenue, NW Suite 525 Washington, DC 20006	Director of H&P and Operating Partner of HCI Equity Partners
Randy A. Foutch Laredo Petroleum, Inc. 15 W. 6th Street, Suite 900 Tulsa, OK 74119	Director of H&P and Chairman and Chief Executive Officer of Laredo Petroleum, Inc.
Paula Marshall The Bama Companies, Inc. P. O. Box 4829 Tulsa, OK 74159	Director of H&P and President and Chief Executive Officer of The Bama Companies, Inc.
José R. Mas MasTec, Inc. 800 S. Douglas Road, 12th Floor Coral Gables, FL 33134	Director of H&P and Chief Executive Officer of MasTec, Inc.
Thomas A. Petrie Petrie Partners, LLC 1700 Lincoln Street, Suite 3900 Denver, CO 80203	Director of H&P and Chairman of Petrie Partners, LLC
Donald F. Robillard, Jr. ES Xplore, LLC 1807 Ross Avenue, Suite 255 Dallas, TX 75201	Director of H&P and Chief Executive Officer and Chairman of ES Xplore, LLC
Edward B. Rust, Jr. State Farm Mutual Automobile Insurance Company One State Farm Plaza Bloomington, IL 61710	Director of H&P and Retired
John D. Zeglis c/o Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Director of H&P and Retired

Annex B

Information Concerning the Directors and Executive Officers

of Helmerich & Payne International Drilling Co.

Set forth below are the name, current business address, and the present principal occupation or employment of each director and executive officer of Helmerich & Payne International Drilling Co. (“H&P Drilling”).  Each such person is a citizen of the United States.

Name and Current Business or Residence Address	Present Principal Occupation or Employment
John W. Lindsay Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Director, President and Chief Executive Officer of H&P; Director and President of H&P Drilling
Cara M. Hair Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, Corporate Services and Chief Legal Officer of H&P; Director and Vice President of H&P Drilling
Juan Pablo Tardio Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President and Chief Financial Officer of H&P; Director, Vice President and Treasurer of H&P Drilling
John R. Bell Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, International and Offshore Operations, of H&P Drilling
Ronald D. Fullerton Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, U.S. Offshore Operations, of H&P Drilling
Warren G. Hubler Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President of Health, Safety and Environment, of H&P Drilling
Robert L. Stauder Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Senior Vice President and Chief Engineer of H&P Drilling
Wade W. Clark Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President U.S. Land of H&P Drilling
Michael Lennox Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President U.S. Land of H&P Drilling

David E. Millwee Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, Operational Support Services, of H&P Drilling
Shane P. Marchand Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, Business Development and Marketing, of H&P Drilling
George Michalopulos Helmerich & Payne, Inc. 1437 South Boulder Ave., Suite 1400 Tulsa, OK 74119-3623	Vice President, Motive Drilling Technologies, of H&P Drilling